UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-38198

BEST Inc.

(Registrant’s name)

2nd Floor, Block A, Huaxing Modern Industry Park
No. 18 Tangmiao Road, Xihu District, Hangzhou
Zhejiang Province 310013
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  :☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  :☐

DISCLOSURE NOTE

We may from time to time purchase our outstanding convertible notes through open market repurchases, privately negotiated transactions with individual holders or otherwise. Purchases or retirement of debt, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. To the extent we repurchase our convertible notes from holders who have hedged their equity price risk with respect to such notes, such holders may unwind all or part of their hedge positions by buying our ordinary shares or American depositary shares, and/or entering into or unwinding various derivative transactions with respect to our ordinary shares or American depositary shares which could affect the trading price of our American depositary shares. There can be no assurance that we will execute any such repurchase nor can we predict the magnitude of any market activity related thereto.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about open market repurchases of our convertible notes, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no assurance that we will execute any repurchase of our convertible notes. All information provided in this announcement is as of the date of this announcement, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEST Inc.

By:	/s/ Shao-Ning Johnny Chou
Name: Shao-Ning Johnny Chou
Title: Chairman and Chief Executive Officer

Date: March 10, 2022

EXHIBIT INDEX

Exhibit No.	Description
99.1	BEST Inc. Announces Unaudited Fourth Quarter and Fiscal Year 2021 Financial Results